Exhibit (a)(9)
August 23, 2010
Dear Colleague:
I am writing to keep you updated on the latest developments regarding our company.
This morning, PotashCorp issued a news release announcing that our Board of Directors has reviewed and unanimously rejected the unsolicited offer commenced by BHP Billiton. The Board believes that the offer substantially undervalues our company and is not in the best interests of PotashCorp’s shareholders or other stakeholders. Attached is a copy of the press release we issued this morning.
We are also filing today a regulatory document known as a Directors’ Circular in Canada and a Schedule 14D-9 in the U.S., which contains more detail on the basis for our Board’s recommendation. These documents are also being mailed to all of our shareholders.
The Board strongly recommends that PotashCorp shareholders not tender their shares into BHP Billiton’s offer. If you own PotashCorp shares, whether in a personal account, through the Canadian Savings Plan or a U.S. 401(k) plan, we urge you to follow the Board’s recommendation by not tendering your shares.
We are committed to keeping you informed throughout this process. If you have questions, please feel free to reach out to your manager and review the materials available through the link titled “Update: BHP Bid” at www.potashcorp.com, which will be updated as we move forward.
As this process unfolds, PotashCorp will undoubtedly continue to be the subject of discussion and speculation in the media. I want to stress that our business objectives remain unchanged. We are focused on serving our customers and creating value for our shareholders.
Given all of the recent interest in PotashCorp, I want to remind you again to please follow our standard procedures with regard to external inquiries. Customers should be directed to their usual contact at PotashCorp. Inquiries from the media should be referred to Bill Johnson, Director, Public Affairs, at (306) 933-8849 or BJohnson@PotashCorp.com and any inquiries from investors and/or analysts should be referred to Denita Stann, Senior Director, Investor Relations, at (847) 849-4277 or Denita.Stann@PotashCorp.com.
Throughout this process, remember it is business as usual for all of us here at PotashCorp. Please continue to maintain your focus on working safely and exceeding the needs of our valued customers. Your Board and management team thank you for your hard work and commitment to PotashCorp.
Best regards,
/s/ Bill Doyle

Bill Doyle
President and Chief Executive Officer

Important Information
This letter is neither an offer to purchase nor the solicitation of an offer to sell any securities. On August 23, 2010, PotashCorp filed a solicitation/recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission (the “SEC”) with respect to the offer to purchase commenced by BHP Billiton Development 2 (Canada) Limited, a wholly-owned subsidiary of BHP Billiton Plc. Investors and security holders of PotashCorp are urged to read the solicitation/recommendation statement and any other relevant documents filed with the SEC, because they contain important information.
Investors and security holders may obtain a free copy of the solicitation/recommendation statement and other documents that PotashCorp files with the SEC through the website maintained by the SEC at www.sec.gov and through the website maintained by PotashCorp at www.potashcorp.com. In addition, the solicitation/recommendation statement and other documents filed by PotashCorp with the SEC may be obtained from PotashCorp free of charge by directing a request to Potash Corporation of Saskatchewan Inc., 122 — 1st Avenue South, Suite 500, Saskatoon, Saskatchewan, Canada S7K 7G3, (306) 933-8500.